Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of March 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES OUTLINES 2007 SAN JOSE MINE

EXPLORATION PROGRAM – INCLUDES 38,228 METERS OF

DRILLING

SPOKANE, WASHINGTON – March 1, 2007 – Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to report on the 2007 exploration program for the San José Mine where gold and silver production is scheduled to start in the second quarter of 2007 under the management of our operating partner, Hochschild Mining plc (HOC.L Reuters, HOC.LN Bloomberg, London Stock Exchange). An aggressive program has been approved by the joint venture partners consisting primarily of adding new reserves/resources by drilling along trend of existing reserves and drilling to test new targets at the San José project. A total of 14 targets will be drilled (see table below).

The goal of the drilling program is to add new reserves and resources, and to identify new veins that will increase mine life and facilitate the expansion of production at the San José project.

TABLE - PLANNED 2007 DRILLING PROGRAM
Vein Target	Number of Drill holes	Meters of Drilling
Frea SW	32	10,638
Frea SE	27	7,605
Frea-Ramal	4	1,000
Frea	4	1,000
Frea NE	6	1,500
Ayelen	15	3,300
Odin (A and B)	20	4,055
Pluma Sur	6	1,500
Huevos Verdes	4	1,000
Kospi (l and Sur)	11	2,750
Frigga	4	1,000
Aguas Vivas	12	2,880
Total	145	38,228

During the past two years four new vein systems have been discovered outside of the existing reserves by drilling geophysical and geologic targets at the San José project. A total of 40 kilometers of vein trend has been identified on the property including over 5 kilometers of geophysical targets (see attached map). Extensive drilling has been conducted on only 10% or about 4 km of veins that make up the reserve and resource base for the imminent startup of the San José mine.

The current program, managed by our operating partner Hochschild Mining Argentina Corporation, a subsidiary of Hochschild Mining plc (“Hochschild”), will consist of exploration and the drilling of approximately 145 holes totaling 38,228 meters (see table for summary). The budgeted program will cost approximately $4 million and start with drilling the southern and northern extensions of the Frea vein. Currently the Frea vein makes up approximately 50% of the reserves on property and has only been explored for about 0.5 km of strike length. Over half of the drilling program will concentrate on different parts of the Frea vein.

Allen V. Ambrose, president of Minera Andes said “The exploration program at San José has been highly successful in discovering new silver and gold veins. Using geophysics to identify vein targets by looking through areas covered by overburden we have had excellent success drilling these targets and finding new veins. The large drilling program underway has significant potential to make additional silver and gold discoveries on the property.”

Our partner Hochschild has over forty years experience in the exploration, evaluation and extraction of precious metal epithermal vein deposits in South America. In addition, they have extensive experience in underground mining and operate three underground epithermal vein mines located in southern Peru that are geologically similar to the San José project.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 440,000 acres of mineral exploration land in Argentina including the co-owned San José/Huevos Verdes silver/gold project now under construction for production and cash flow by mid-2007. Minera Andes is also exploring the Los Azules copper project in San Juan province, where drilling is underway to define a resource. Other exploration properties, primarily gold and silver, are being evaluated in southern Argentina. The Corporation presently has 157,239,415 issued and outstanding shares.

This news is submitted by Allen V. Ambrose, president and director of Minera Andes Inc.

For further information, please contact Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada at the Vancouver office. Visit our web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

FORWARD-LOOKING STATEMENTS: This press release contains certain “forward-looking statements,” including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project.

The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations,, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. Neither Hochschild Mining plc nor its subsidiaries accept responsibility for the use of project data or the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: March 2, 2007